SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: January 28, 2003

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a)	Amarin Corporation announces $21.2 million private placement of ordinary shares.


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: January 28, 2003






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4
Amarin Corporation announces $21.2 million
Private placement of ordinary shares























                                                 Exhibit
(a)






Contacts:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2440
Email: rick.stewart@amarincorp.com

Mike Coffee
President & Chief Operating Officer
Amarin Corporation plc
Phone: 415-389-4755
Email: mike.coffee@amarinpharma.com

		AMARIN CORPORATION ANNOUNCES $21.2 MILLION PRIVATE PLACEMENT OF
ORDINARY SHARES

- Company Restructures Elan Obligations -

LONDON, United Kingdom, January 28, 2003 -- Amarin Corporation plc (NASDAQ:
AMRN) ("Amarin") announced today that it has completed a private placement of 6,093,727 ordinary shares to a group of accredited investors and management, raising gross proceeds to the Company of $21.2 million.

The purchase price of $3.4785 per share was based on the average closing price of Amarin's American Depositary Shares for the five trading days ended 14th January 2003. Amarin intends to file a registration statement with the U.S. Securities and Exchange Commission within 90 days covering the ordinary shares sold to investors. Furthermore, as a result of the financing transaction, share ownership in Amarin by certain affiliates of Elan Corporation plc (NYSE:ELN) ("Elan") has been reduced from 39.3% to approximately 25.9% on a fully diluted basis.

Rick Stewart, chief executive officer of Amarin, commented, "the completion of the financing has enabled Amarin to attract several new high-quality institutional investors to the Company and has strengthened our balance sheet. This additional capital will enable us to fund the potential launch of Zelapar ( tm ), for Parkinson's disease and LAX-101, for Huntington's disease, in 2003 and expand the Amarin specialist neurology sales force to support these product launches."

Additionally, Amarin announced that it has reached an agreement with Elan to restructure certain terms of its existing commitments including the following:


-	The deferral of $10 million and $15 million in debt repayments, due in September 2003 and 2004, by one year. These debt repayments were incurred in connection with Amarin's acquisition of U.S. rights to
Permax ( r ) (pergolide mesylate) from Elan;
-	Reduction by a total of $7.5 million in quarterly deferred option payments due in 2004 and 2005, also incurred in connection with the acquisition of the Permax rights;
-	Increase by $5 million of a revenue contingent milestone payment included in Amarin's existing option to acquire the U.S. rights to
Zelapar (orally disintegrating selegiline tablets). The increase of
$5 million will become payable to Elan without contingency upon
Amarin receiving proceeds from the disposal of certain non-core assets (see below);
-	Inclusion of Elan's shares in the registration statement to be filed for the investors described above. Elan has agreed not to sell any of those shares until October 1, 2003, with certain exceptions; and
-	Including a $17.5 million debt repayment made in January 2003, Amarin has to date paid Elan a cumulative total of $35 million in relation to the acquisition cost of Permax. Outstanding indebtedness to Elan relating to the Permax acquisition totals $42.5 million as at 28th
January 2003. Amarin plans to dispose of certain non-core assets including products in its Primary Care Product line and will utilise the proceeds to meet remaining obligations to Elan at the earliest possible opportunity.

Rick Stewart continued, "the key priorities for Amarin in 2003 are to maximise the probability of successful product launches for Zelapar and LAX-101; to expand the sales force to support those launches and to refill our neurology product development pipeline with high-quality development candidates."

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The Company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs.

This press release does not constitute an offer to sell securities. The securities described in this press release have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the U.S. absent registration or an applicable exemption from such registration requirements.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation plc's Annual Report for 2001 or Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange
Commission. The Company assumes no obligation to update these statements.